SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Selina Hospitality PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.005 per share

(Title of Class of Securities)

G8059B 10 1

(CUSIP Number)

October 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. G8059B 10 1

1.	NAMES OF REPORTING PERSONS AI Workstay Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 5,265,573
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 5,265,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,265,573
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.92%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 106,997,088 of the Issuer’s ordinary shares outstanding as of August 2, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on October 18, 2023.

CUSIP No. G8059B 10 1

1.	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 5,265,573
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 5,265,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,265,573
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.92%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Based on 106,997,088 of the Issuer’s ordinary shares outstanding as of August 2, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the SEC on October 18, 2023.

CUSIP No. G8059B 10 1

1.	NAMES OF REPORTING PERSONS Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 5,265,573
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 5,265,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,265,573
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.92%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Based on 106,997,088 of the Issuer’s ordinary shares outstanding as of August 2, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the SEC on October 18, 2023.

Schedule 13G

CUSIP No. G8059B 10 1

Item 1.

(a)	Name of Issuer:

Selina Hospitality PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

6th Floor, 2 London Wall Place

Barbican, London EC2Y 5AU

United Kingdom

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

AI Workstay Holdings LLC (“AIW”)

Access Industries Management, LLC (“AIM”)

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(c)	Citizenship:

Each of AIW and AIM is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Ordinary shares, nominal value $0.005 per share (“Ordinary Shares”).

(e)	CUSIP Number:

G8059B 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon 106,997,088 of the Issuer’s Ordinary Shares outstanding as of August 2, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the SEC on October 18, 2023.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

5,265,573 Ordinary Shares are owned directly by AIW and may be deemed to be beneficially owned by AIM and Mr. Blavatnik because (i) AIM is the sole manager of AIW and (ii) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIW. Each of AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2023

AI WORKSTAY HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

*
	Name:	Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact